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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                              Carmike Cinemas Inc.
                     --------------------------------------
                                (Name of Issuer)


                                  Common Stock
                     --------------------------------------
                         (Title of Class of Securities)


                                   143 436 103
                     --------------------------------------
                                 (CUSIP Number)

Mr. Robert M. Raiff                 With a copy to:
152 West 57th Street                Lawrence G. Goodman, Esq.
New York, New  York 10019           Shereff, Friedman, Hoffman & Goodman, LLP
(212) 247-4000                      919 Third Avenue
                                    New York, New York 10022
                                    (212) 758-9500
-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 26, 1998
                     --------------------------------------
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b) (3) or (4), check the following: [ ].

Note: One copy and an EDGAR version of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 143 436 103                                     Page  2  of  6  Pages
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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
                  Robert M. Raiff
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)[_]
                                                                         (b)[x]
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         AF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.A.
--------------------------------------------------------------------------------
      NUMBER OF        7    SOLE VOTING POWER
       SHARES                     873,400
    BENEFICIALLY       ---------------------------------------------------------
      OWNED BY         8    SHARED VOTING POWER
        EACH
      REPORTING        ---------------------------------------------------------
       PERSON          9    SOLE DISPOSITIVE POWER
         WITH                     873,400
                       ---------------------------------------------------------
                       10   SHARED DISPOSITIVE POWER

                       ---------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                    873,400
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    8.81%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
                                    IN
--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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                                  SCHEDULE 13D

                  This Amendment No. 2 to the Statement on Schedule 13D amends and supplements the Statement on Schedule 13D relating to the event date of September 17, 1997 (the "Schedule 13D") and Amendment No. 1 to the Schedule 13D relating to the event date of February 9, 1998 filed by Robert Raiff relating to the Class A Shares of common stock (the "Common Stock") of Carmike Cinemas, Inc. ("Carmike"). The address of Carmike is 1301 First Avenue, Columbus, GA 31901. Capitalized terms used herein and not defined herein shall have the meanings assigned thereto in the Schedule 13D.

Item 3.           Source and Amount of Funds

                  Item 3 is amended to add the following:

                  As of March 30, 1998, Mr. Raiff beneficially owns 873,400 shares of Common Stock. All 873,400 shares of Common Stock are held by entities and managed accounts over which Mr. Raiff has investment discretion. All shares of Common Stock owned by Mr. Raiff were purchased in open market transactions. Since the filing of Amendment No. 1 to the Schedule 13D, 132,400 shares of Common Stock were purchased at an aggregate cost of $3,986,525 (see Schedule A). The funds for the purchases of the shares of Common Stock held by the Partnerships and the Fund came from capital contributions to the Partnerships by their general and limited partners and capital contributions to the Fund by its shareholders. The funds for the purchases of shares held in the managed accounts over which Mr. Raiff has investment discretion came from the accounts' own funds. Margin was used in purchasing shares of Common Stock.

Item 4.           Purpose of the Transaction

                  Item 4 is amended to add the following:

                  The shares of Common Stock beneficially owned by Mr. Raiff were acquired for, and are being held for, investment purposes.

                  Mr. Raiff does not have any plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D. Mr. Raiff, however, may communicate ideas to management and the Board of Directors from time to time, which are intended to further Carmike's business development and enhance shareholder value. Mr. Raiff reserves the right to purchase additional shares of Common Stock or dispose of shares of Common Stock in the open market or in any other lawful manner in the future.

Item 5.           Interest in Securities of the Issuer

                  Item 5 is amended and restated in its entirety to read as follows:


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                  (a) and (b) As noted above, as of the date hereof, Mr. Raiff is the beneficial owner of 873,400 shares of Common Stock. Based on Carmike's Quarterly Report on Form 10- Q for the period ended September 30, 1997, there were 9,918,587 shares of Common Stock outstanding. Therefore, Mr. Raiff beneficially owns 8.81% of the outstanding Common Stock. Mr. Raiff has the power to vote, direct the vote, dispose of or direct the disposition of all the shares of Common Stock that are currently beneficially owned by Mr Raiff.

                  (c) Attached as Schedule A is a description of the transactions in the Common Stock that were effected by Mr. Raiff since the filing of Amendment No. 1 to the Schedule 13D.

                  (d)      Not Applicable.

                  (e)      Not Applicable.

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Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           By: /s/ Robert M. Raiff
                                               -------------------
                                               Robert M. Raiff

Dated: March 30, 1998


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                                   SCHEDULE A

     Purchase of Shares of Common Stock Since the Filing of Amendment No. 1

                     Number            Price
Date                of Shares         Per Share           Value
------              ---------         ---------           -----
2/11/98              55,000           $30.0318         $1,651,750
2/13/98               5,000            29.75              148,750
2/17/98               1,200            29.50               35,400
2/24/98               2,500            31.125              77,813
2/26/98              11,000            30.125             331,375
2/27/98               7,000            30.5625            213,938
3/5/98               15,000            29.125             436,875
3/12/98                 700            30.4911             21,344
3/26/98              35,000            30.5509          1,069,281




*  Does not include commissions